UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Danielson Holding Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

236274106

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

June 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 236274106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 25,895,521

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 25,895,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,895,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.4%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                  Calculated based on a total of 140,754,120 shares of Common Stock, based on information provided to the Reporting Persons by the Issuer.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. FEIN 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 25,895,521

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 25,895,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,895,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.4%(1)

14.	Type of Reporting Person (See Instructions) IA, PN

(1)                                  Calculated based on a total of 140,754,120 shares of Common Stock, based on information provided to the Reporting Persons by the Issuer.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. FEIN 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 25,895,521

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 25,895,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,895,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.4%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                  Calculated based on a total of 140,754,120 shares of Common Stock, based on information provided to the Reporting Persons by the Issuer.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 25,895,521

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 25,895,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,895,521

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.4%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)                                  Calculated based on a total of 140,754,120 shares of Common Stock, based on information provided to the Reporting Persons by the Issuer.

This Amendment No. 3 amends and supplements the Schedule 13D originally filed on December 12, 2003, as amended, and is being filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP and DESCO LLC, collectively, the “Reporting Persons”), relating to the common stock, par value $0.10 per share (“Common Stock”), of Danielson Holding Corporation, a Delaware corporation (the “Issuer”).

Unless otherwise defined, capitalized terms used in this Amendment No. 3 shall have the meaning ascribed to them in the original Schedule 13D filed by the Reporting Persons on December 12, 2003 (the “Original Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration

The information in this Item 3 is hereby amended and supplemented by inserting the following text immediately after the last paragraph of Item 3:

In connection with the Issuer’s previously announced rights offering of approximately $400 million of newly-issued shares of its Common Stock (the “Rights Offering”), and pursuant to that certain Equity Commitment entered into by the Issuer and Laminar, dated January 31, 2005 (the “Equity Commitment”), Laminar purchased on June 20, 2005 12,266,299 shares of Common Stock at a price of $6.00 per share in cash for an aggregate purchase price of $73,597,799, the source of which was the working capital of Laminar.

Item 4.	Purpose of Transaction

The information in this Item 4 is hereby amended and supplemented by inserting the following text immediately after the second paragraph of Item 4:

Laminar acquired additional shares of Common Stock in the Rights Offering for the purpose of investing in the Issuer.

Laminar may acquire additional shares of Common Stock in the Rights Offering pursuant to the oversubscription right provided for in the Equity Commitment.

Item 5.	Interest in Securities of the Issuer
The information in this Item 5 is hereby amended and restated with the following text:

(a)          Laminar may be deemed to own 25,895,521 shares of Common Stock of the Issuer (the “Subject Shares”).  To the knowledge of the Reporting Persons, there are a total of 140,754,120 shares of Common Stock outstanding, based on information provided to the Reporting Persons by the Issuer.  Based upon the foregoing, Laminar may be deemed to own 18.4% of the Issuer.

(b)         Laminar currently has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares owned by Laminar.

DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member also may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc. owns any shares of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares of the Issuer directly.  By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares owned by Laminar, constituting 18.4% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such Subject Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 of the Original Schedule 13D, owns any shares of Common Stock other than the shares owned by Laminar.

(c)          Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d)         No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by Laminar.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2005

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By: D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & Co., L.P.

	By:	/s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & Co., L.L.C.

	By:	/s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

DAVID E. SHAW

	By:	/s/ Julius Gaudio
Name: Julius Gaudio
Title: Attorney-in-Fact for David E. Shaw*

* Power of Attorney previously filed.